August 16, 2024

John A. Taylor
Chief Executive Officer
Granite Point Mortgage Trust Inc.
3 Bryant Park, Suite 2400A
New York, NY 10036

       Re: Granite Point Mortgage Trust Inc.
           Registration Statement on Form S-3
           Filed August 9, 2024
           File No. 333-281444
Dear John A. Taylor:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael J. Zeidel, Esq.